

Mail Stop 3720

June 5, 2009

Terry A. Klebe
Chief Financial Officer
Cooper Industries, Ltd.
600 Travis, Suite 5600
Houston TX, 77002

   Re: **Cooper Industries, Ltd.**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed February 27, 2009

      Form 10-Q for Fiscal Quarter Ended March 31, 2009
      File No. 1-31330

Dear Mr. Klebe:

   We have reviewed your supplemental response letter dated May 27, 2009 as well as your filings and have the following comment. As noted in our comment letter dated April 8, 2009 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

1. We note your response to comment one and your proposed revised draft disclosure. We believe that you should disclose more specific information regarding the assumptions you used in your analysis and the sensitivity of those assumptions.

   With regard to the discussion added on your judgments and estimates made on the economic down turn and recovery, we note that you describe in general terms how your projections were impacted by your expectations. Yet, you mention revenue and earnings growth/decline without providing specific rates on a historical or prospective basis. Providing this information is critical to giving investors a clear insight into you analysis. As previously requested please disclose the following for each reporting unit:

- The goodwill balance as of December 31, 2008.

- The discount rate used in the January 1, 2009 impairment test and how the discounted rate was determined, including your consideration of any market risk premiums

- Your historical growth rates for each of the last three years and an explanation of how your historical growth rates were considered when determining the growth rate to be utilized in your current cash flows projections. In this regard, we note a significant decline in the operating income from the third quarter in 2008 through the first quarter in 2009.

- The annual growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

Please tell us the dollar amount or percentage by which the fair value of each reporting unit exceeds its carrying value as of January 1, 2009. In this regard we note that you are providing this information by combining all of your reporting units and disclosing it in the form of a range of 35% - 192% as of January 1, 2009, which is not very useful.

Also please tell us your consideration in using other valuation approaches, such as the market approach, to support your determination of the fair value of the reporting units. If you used only one approach, please tell us on what basis you determined that was adequate.

Finally tell us whether the actual results for the first quarter in 2009 are in line with the projections used in the January 1, 2009 assessment.

*   *   *   *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact

Mr. Terry Klebe
Cooper Industries, Ltd.
June 5, 2009
Page 3

Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding this comment. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director